SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Southern States Bancshares, Inc.

(Name of Issuer)

Common Stock, $5.00 par value per share

(Title of Class of Securities)

843878307

(CUSIP Number)

James J. Lynch Patriot Financial Partners II, L.P. Four Radnor Corporate Center, Suite 210 100 Matsonford Road Radnor, PA 19087 (215) 399-4650	Copies to: David W. Ghegan, Esq. Brad R. Resweber, Esq. Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street, NE Suite 300 Atlanta, GA 30308-2216 (404) 885-3000

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 843878307	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 735,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 735,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 735,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%[1]
14	TYPE OF REPORTING PERSON PN

1 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 85,840
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 85,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[2]
14	TYPE OF REPORTING PERSON PN

2 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Manager, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[3]
14	TYPE OF REPORTING PERSON PN

3 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[3]
14	TYPE OF REPORTING PERSON OO

3 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 822,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 822,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[4]
14	TYPE OF REPORTING PERSON PN

4 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 822,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 822,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[5]
14	TYPE OF REPORTING PERSON OO

5 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 822,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 822,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[6]
14	TYPE OF REPORTING PERSON IN

6 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 822,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 822,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[7]
14	TYPE OF REPORTING PERSON IN

7 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 822,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 822,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[8]
14	TYPE OF REPORTING PERSON IN

8 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 822,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 822,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[9]
14	TYPE OF REPORTING PERSON IN

9 This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 below).

CUSIP No. 843878307	13D	Page 12 of 18 Pages

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, $5.00 par value per share (“Common Stock”), of Southern States Bancshares, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 615 Quintard Avenue, Anniston, Alabama 36201.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group II.” The Joint Filing Agreement of the members of the Patriot Financial Group II is filed as Exhibit 1 to this Schedule 13D.

(a) - (c)          The following are members of the Patriot Financial Group II:

•	Patriot Financial Partners II, L.P., a Delaware limited partnership (the “Patriot Fund II”);

•	Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (the “Patriot Parallel Fund II” and together with the Patriot Fund II, the “Funds”);

•	Patriot Financial Partners GP II, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP II”);

•	Patriot Financial Manager, L.P., which provides advisory services to certain members of the Patriot Financial Group II (“Patriot Manager”);

•	Patriot Financial Manager, LLC, a Delaware limited liability company and general partner of Patriot Manager (“Patriot LLC”);

•	Patriot Financial Partners GP II, LLC, a Delaware limited liability company and general partner of Patriot GP II (“Patriot II LLC”);

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch, each of whom serve as general partners of the Funds and Patriot GP II and are members of Patriot II LLC; and

•	James F. Deutsch, who is a member of the Funds’ Investment Committee.

CUSIP No. 843878307	13D	Page 13 of 18 Pages

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot GP II is to serve as the general partner of and to manage the Funds. The principal business of Patriot Manager is to provide advisory services to certain members of the Patriot Financial Group II. The principal business of Patriot II LLC is to serve as the general partner of and to manage Patriot GP II. The principal employment of Messrs. Wycoff, Lubert, Lynch and Deutsch is investment management with each of the Funds, Patriot GP II and Patriot II LLC.

The business address of each member of the Patriot Financial Group II is c/o Patriot Financial Partners II, L.P., Four Radnor Corporate Center, Suite 210,100 Matsonford Road, Radnor, PA 19087.

(d)       During the last five years, no member of the Patriot Financial Group II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, no member of the Patriot Financial Group II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each natural person who is a member of the Patriot Financial Group II is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated December 27, 2016, by and among the Company and each purchaser identified on the signature pages thereto (the “Investors”), the Funds purchased from the Company 265,714 shares of voting common stock, $5.00 par value per share, of the Company and 161,143 shares of a newly-issued series of convertible perpetual preferred stock, series B, $0.01 value per share, of the Company (the “Series B Preferred Stock”) for a purchase price of $14.00 per share of voting common stock and $70.00 per share of Series B Preferred Stock, or $16,631,524 in the aggregate. The purchases were made with working capital of the Funds obtained from a line of credit. The line of credit was then repaid with proceeds from investor capital calls in the normal course of business.

The Series B Preferred Stock was non-voting and, under certain conditions, was convertible into shares of non-voting common stock of the Company on a one-to-five basis. On May 1, 2017, the Funds converted the 161,143 shares of Series B Preferred Stock into 805,715 shares of non-voting common stock of the Company. Pursuant to the Company’s Amended and Restated Certificate of Incorporation, the non-voting common stock was convertible by its terms into voting common stock of the Company on a one-to-one basis, provided that upon conversion the holder, together with its affiliates, would not own or control in the aggregate more than 9.9% of the voting common stock of the Company. On April 8, 2021, the Funds converted 464,298 shares of non-voting common stock to voting common stock for no consideration. On August 16, 2021, the Funds sold an aggregate of 250,000 shares of voting common stock in connection with the Company’s Initial Public Offering at a per share price of $17.67 pursuant to an Underwriting Agreement, dated August 11, 2021. On August 19, 2021, the Funds converted their remaining 341,417 shares of non-voting common stock to voting common stock for no consideration.

CUSIP No. 843878307	13D	Page 14 of 18 Pages

Item 4.	Purpose of Transaction

The Funds acquired the Common Stock reported herein for investment purposes and the acquisition of shares of Common Stock was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. Subject to applicable federal and state securities laws, Patriot Financial Group II may dispose of shares of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause shares of the Common Stock to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group II may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group II and/or investment considerations.

Other than as described in this Item 4, each member of the Patriot Financial Group II has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each member of the Patriot Financial Group II reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Entity	Amount Beneficially Owned	Percent of Class(2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Patriot Fund II, LP	735,859	8.2%	0	735,859	0	735,859
Patriot Parallel Fund II, LP	85,840	1.0%	0	85,840	0	85,840
Patriot II GP(1)	822,287	9.1%	0	822,287	0	822,287
Patriot Manager	858	0.0%	0	858	0	858
Patriot LLC	858	0.0%	0	858	0	858
Patriot II LLC(1)	822,287	9.1%	0	822,287	0	822,287
W. Kirk Wycoff(1)	822,287	9.1%	0	822,287	0	822,287
Ira M. Lubert(1)	822,287	9.1%	0	822,287	0	822,287
James J. Lynch(1)	822,287	9.1%	0	822,287	0	822,287
James F. Deutsch(1)	822,287	9.1%	0	822,287	0	822,287

(1)	Each of Patriot II GP, Patriot II LLC, Mr. Wycoff, Mr. Lubert, Mr. Lynch and Mr. Deutsch disclaims beneficial ownership of the voting common stock owned by the Funds, except to the extent of its or his pecuniary interest therein.
(2)	This calculation is based on 9,012,857 shares of voting common stock, $5.00 par value per share, of Southern States Bancshares, Inc. outstanding as of August 20, 2021 (on a pro forma basis accounting for the Funds’ conversion of 341,417 shares of non-voting common stock on August 19, 2021 as discussed in Item 3 above).

CUSIP No. 843878307	13D	Page 15 of 18 Pages

(c) No members of the Patriot Financial Group II had any transactions in the Common Stock (or securities convertible into Common Stock) during the past 60 days, except as described and referenced in Item 3 of this Schedule 13D.

(d) Other than the Patriot Financial Group II, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3 of this Schedule 13D, on December 27, 2016, pursuant to the Stock Purchase Agreement, the Company sold an aggregate of (1) 2,137,143 shares of its voting common stock to the Investors, including the Funds, and (2) 161,143 shares of Series B Preferred Stock to the Funds (collectively, the “Shares”). The following is a description of certain terms of the Stock Purchase Agreement:

Representations and Warranties.  The Stock Purchase Agreement contains customary representations and warranties by the Company and the Investors. The Stock Purchase Agreement also contains customary indemnification obligations by the Company and the Investors, including with respect to breaches of representations, warranties and covenants, subject to the limitations set forth in the Stock Purchase Agreement.

Transfer Restrictions. Pursuant to the Stock Purchase Agreement, the Investors agreed not to sell or dispose of the Shares unless doing so was in compliance with the registration requirements or exemptions of the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws. Subject to compliance with applicable securities laws, however, the Investors are permitted to transfer, sell, assign or otherwise dispose of the Shares at any time, provided that the transferee agree in writing to be bound by the terms of the Stock Purchase Agreement and the Registration Rights Agreement (as defined below).

Preemptive Rights. The Stock Purchase Agreement provides that as long as an Investor (and its affiliates) own at least 50% of the Shares that such Investor purchased pursuant to the Stock Purchase Agreement or 4.9% or more of the voting common stock of the Company then outstanding, such Investor may purchase additional shares of the Company’s common stock (either voting or non-voting, as applicable) to maintain their ownership percentage in the Company. Such rights do not apply to certain transactions such as a merger, but apply to a public or private offerings of common stock.

CUSIP No. 843878307	13D	Page 16 of 18 Pages

Board Representation. The Stock Purchase Agreement also provides the Funds with the right to select one representative to the Company’s and Southern States Bank’s boards of directors and one observer to attend the meetings of the Company’s and the Southern States Bank’s boards of directors as long as the Funds (and their affiliates) own at least 50% of the Shares that they purchased pursuant to the Stock Purchase Agreement, or 4.9% or more of the voting common stock of the Company then outstanding. The Company is required to use reasonable best efforts to have the Fund’s board representative elected as a director and recommend that its shareholders elect such board representative at any shareholders’ meeting.

Passivity Commitments. In connection with the Stock Purchase Agreement, the Investors made certain customary passivity commitments to the Federal Reserve to ensure that the Investors and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

ERISA Matters. The Funds were provided customary Venture Capital Operating Company (“VCOC”) rights pursuant to the VCOC Letter Agreement, dated as of December 27, 2016, by and between the Funds and the Company (the “VCOC Letter Agreement”), regarding certain information rights and rights to consult with the Company so long as the Funds (or its affiliates) own shares of the Company acquired under the Stock Purchase Agreement.

Registration Rights. In connection with the transaction contemplated by the Stock Purchase Agreement, the Company entered into a Registration Rights Agreement, dated December 28, 2016, with the Investors (the “Registration Rights Agreement”), which provided for demand and piggyback registration rights with respect to the Shares. Pursuant to such demand registration rights, the Funds were entitled to require the Company to file a registration statement with the Securities and Exchange Commission (the “SEC”) for the resale of the Shares by the Funds. Subject to the terms of the Registration Rights Agreement, the other Investors were permitted to include their Shares for resale in such registration statement. The Registration Rights Agreement permits the Funds to make two such demand requests, provided that such requests are 180 days or more apart. In addition, if the Company files a registration statement for a primary or secondary offering of its securities (other than a registration statement related to equity compensation plans or mergers and acquisitions), the Registration Rights Agreement requires the Company to notify the Investors who may then elect to have their Shares included in a piggyback registration statement for resale.

CUSIP No. 843878307	13D	Page 17 of 18 Pages

Lock-Up Agreement. In connection with the Company’s Initial Public Offering, the Funds and the Manager entered into a Lock-Up Agreement with the underwriters for the offering (the “Underwriters”) in the form attached hereto as Exhibit 5 (the “Lock-Up Agreement”). Under the Lock-Up Agreement, for a period of 180 days after the date of the Underwriting Agreement entered into between the Company and the Underwriters in connection with the offering (the “Underwriting Agreement”), neither the Funds nor the Manager may, without the prior written approval of the Underwriters, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, including any Common Stock purchased pursuant to the Company’s Directed Share Program, whether then owned or thereafter acquired or with respect to which the Funds or the Manager had or thereafter acquired the power of disposition, or exercise any right with respect to the registration of any of the foregoing or file or cause to be filed any registration in connection therewith under the Securities Act; (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of Common Stock or any securities convertible or exchangeable or exercisable for or repayable with Common Stock, whether any such swap, hedge or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; or publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

The foregoing descriptions are qualified in their entirety by reference to the Stock Purchase Agreement, the VCOC Letter Agreement, the Registration Rights Agreement and the Form of Lock-Up Agreement, copies of which are included herewith as Exhibit 2, Exhibit 3, Exhibit 4, and Exhibit 5, respectively, and are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of August 30, 2021, by and among Patriot Financial Partners II, LP, Patriot Financial Partners Parallel II, LP, Patriot Financial Partners GP II, LP, Patriot Financial Manager, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert, James J. Lynch and James F. Deutsch.

2.	Stock Purchase Agreement by and among Southern States Bancshares, Inc. and the purchasers identified on the signature pages thereto, dated as of December 27, 2016.(1)

3.	Registration Rights Agreement, dated as of December 28, 2016, by and among Southern States Bancshares, Inc. and the purchasers party thereto.(2)

4.	VCOC Letter Agreement, dated as of December 27, 2016, by and between the Funds and the Company.

5.	Form of Lock-Up Agreement.

(1)	Incorporated by reference to Exhibit 10.17 to Form S-1/A (File No. 333-257915) filed by the Company on July 30, 2021.

(2)	Incorporated by reference to Exhibit 10.16 to Form S-1/A (File No. 333-257915) filed by the Company on July 30, 2021.

CUSIP No. 843878307	13D	Page 18 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    August 30, 2021

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL MANAGER, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Manager, LLC, the general partner of Patriot Financial Manager, L.P.

PATRIOT FINANCIAL MANAGER, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, member

PATRIOT FINANCIAL PARTNERS GP II, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/ Ira M. Lubert
Ira M. Lubert

By:	/s/ James J. Lynch
James J. Lynch

By:	/s/ James F. Deutsch
James F. Deutsch